SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

01 May 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Lloyds Banking Group plc

Q1 2014 Interim Management Statement

1 May 2014

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the three months ended 31 March 2014.

Statutory basis
Statutory information is set out on pages 11 and 12.  However, a number of factors have had a significant effect on the comparability of the Group's financial position and results.  As a result, comparison on a statutory basis of the 2014 results with 2013 is of limited benefit.

Underlying basis
In order to present a more meaningful view of business performance, the results are presented on an underlying basis.  The key principles adopted in the preparation of the underlying basis of reporting are described below.
•    In order to reflect the impact of the acquisition of HBOS, the following have been excluded:
-    the amortisation of purchased intangible assets; and
-    the unwind of acquisition-related fair value adjustments.
•    The following items, not related to acquisition accounting, have also been excluded from underlying profit:

- the effects of certain asset sales, liability management and volatile items; - volatility arising in insurance businesses; - Simplification costs; - TSB costs;	- payment protection insurance provision; - insurance gross up; - certain past service pensions items in respect of the Group's defined benefit pension schemes; and - other regulatory provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the three months ended 31 March 2014 to the three months ended 31 March 2013, and the balance sheet analysis compares the Group balance sheet as at 31 March 2014 to the Group balance sheet as at 31 December 2013.

Additional pro forma disclosures: Certain capital and leverage ratios are also presented on a pro forma basis.  The pro forma basis reflects the impact of certain announced actions which had yet to be completed as at the balance sheet date.  As at 31 March 2014 these were an additional dividend from Insurance following the completed sale of Heidelberger Leben in March 2014; the issuance of AT1 securities; and the pension curtailment following the implementation of the cap on pensionable pay with effect from 2 April 2014.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances that will or may occur.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's Simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including as a possible result of the referendum on Scottish independence and also including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK and other jurisdictions in which the Group operates; the implementation of the Bank Recovery and Resolution Directive and Banking Reform Act; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to satisfactorily dispose of certain assets or otherwise meet the Group's EC State aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory and competition investigations or complaints, and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

RESULTS FOR THE FIRST QUARTER OF 2014
CONTINUED STRATEGIC PROGRESS AND IMPROVED FINANCIAL PERFORMANCE

'We made good progress in the first quarter benefiting from our simple, low risk, UK focused retail and commercial banking business model.  We provided further support to the UK economic recovery while delivering better underlying profitability and improved returns for shareholders from a stronger balance sheet.  The launch of our Helping Britain Prosper Plan underlines our commitment to creating sustainable prosperity for our customers and growth in the UK economy.  Our strong performance enabled the UK government to further reduce its stake, returning an additional £4.2 billion of taxpayers' money in the first quarter.'

António Horta-Osório
Group Chief Executive

Successful execution of differentiated strategy driving benefits for customers and shareholders

• Supporting and benefiting from the UK economic recovery; continued loan growth in key customer segments:

- SME loan growth of 5 per cent in last 12 months with approximately 29,000 start-ups supported in first quarter

- Lent £2.6 billion to first-time homebuyers in first quarter, including £342 million through Help to Buy

- UK Consumer Finance loan growth of 9 per cent in last 12 months

• Customers at the heart of our business; launched Helping Britain Prosper Plan

• Strong growth in relationship deposits in Retail and Commercial Banking

• Investing in products our customers need through channels they prefer, while improving efficiency and service

Group underlying profit and returns substantially increased

• Underlying profit increased 22 per cent to £1,800 million in the first quarter (up 73 per cent excluding St. James's Place)

• Return on risk-weighted assets increased to 2.71 per cent (first quarter of 2013: 1.96 per cent)

• Net interest income up 10 per cent, driven by margin improvement of 36 basis points to 2.32 per cent

• Other income (excluding St. James's Place) down 7 per cent given disposals and a challenging environment

• Underlying income of £4,529 million, down 7 per cent (up 3 per cent excluding St. James's Place)

• Costs reduced by 5 per cent to £2,298 million, driven primarily by further Simplification savings

• Impairment charge reduced 57 per cent to £431 million; asset quality ratio improved 45 basis points to 0.35 per cent

• Statutory profit before tax of £1,369 million and statutory profit after tax of £1,162 million

Capital and leverage further strengthened; continued loan to deposit ratio improvement and run-off reduction

• Capital position further strengthened: pro forma fully loaded CET1 ratio of 10.7 per cent (31 Dec 2013: 10.3 per cent)

• Medium-term Additional Tier 1 requirement delivered following successful offers for Enhanced Capital Notes

•     Pro forma fully loaded Basel III leverage ratio increased to 4.5 per cent (31 Dec 2013: 3.8 per cent); pro forma fully loaded CRD IV leverage ratio improved to 4.1 per cent (31 Dec 2013: 3.4 per cent)

• First quarter deposit growth of £5.3 billion to £443.6 billion; wholesale funding reduced by £7.6 billion to £130.0 billion

• Run-off portfolio reduced by 11 per cent, or £3.6 billion, to £29.7 billion

• Impaired loans reduced to 5.7 per cent of closing advances (31 Dec 2013: 6.3 per cent; 31 March 2013: 8.0 per cent)

• Group loan to deposit ratio improved to 111 per cent (31 Dec 2013: 113 per cent)

• Tangible net asset value per share increased to 50.7p (31 Dec 2013: 48.5p)

Margin and impairment guidance improved; confident in the Group's prospects

• 2014 full year Group net interest margin now expected to be around 2.40 per cent, excluding effect of TSB disposal

• Following strong performance in the first quarter, guidance for asset quality ratio improved to approximately 45 basis points for the full year 2014, from approximately 50 basis points

• Guidance for costs, run-off portfolio reduction and capital generation remains unchanged

• Continue to expect to apply to the PRA in the second half to restart dividend payments

GROUP CHIEF EXECUTIVE'S STATEMENT

In the first three months of 2014, we delivered on our commitments to both customers and shareholders.  We improved the service we deliver and the products we offer, and are helping Britain prosper, while increasing our underlying profitability and returns.  At the same time we have strengthened the Group's balance sheet, improved our capital and leverage positions and reduced our loan to deposit ratio.  Following the successful delivery of our strategy, the UK government further reduced its stake in the Group in March to 24.9 per cent.

Our focus is on the UK, delivering the products and services our customers need through our simple, low cost, low risk retail, commercial banking and insurance businesses.  The Group delivered successfully in the first quarter, and we are well positioned to make further progress in the remainder of 2014.

Profitability increased and balance sheet strengthened
Group underlying profit for the first three months of 2014 was £1,800 million, an increase of 22 per cent compared to the first quarter of 2013 and up 73 per cent excluding the effects of St. James's Place.  This improvement was driven by net interest income in our key markets as well as a reduction in costs of 5 per cent and in the impairment charge of 57 per cent.  The Group made a statutory profit before tax of £1,369 million, compared to a statutory loss of £1,279 million in the fourth quarter of 2013, which included charges relating to legacy business.

This improved profitability, and the management actions we took in the quarter, including the payment of a further dividend to the Group by our Insurance business of £400 million and the successful offers for the Enhanced Capital Notes, further strengthened the Group's balance sheet.  Our common equity tier 1 ratio increased to 10.7 per cent from 10.3 per cent at the end of 2013, while our Basel III leverage ratio increased by 0.7 percentage points to 4.5 per cent (both on a pro forma fully loaded basis).  We also maintained good deposit growth, driven by our relationship brands, and as a result, our loan to deposit ratio improved to 111 per cent, down from 113 per cent at the end of 2013, and from 119 per cent a year ago.

Margin and impairment guidance improved; other guidance unchanged
Our strong performance in the first quarter has enabled us to improve our guidance for the 2014 full year net interest margin to be around 2.40 per cent.  This is an increase of around 10 basis points on previous guidance, and reflects the benefits from the offers for the Enhanced Capital Notes and better than expected deposit and asset trends.

Given our strong first quarter performance, we also now expect the asset quality ratio for the 2014 full year to reduce to around 45 basis points, against our previous expectation of around 50 basis points.

We are continuing to support the economy and our customers; we are helping Britain prosper
In the first quarter, the Group launched its Helping Britain Prosper Plan.  This simple but ambitious plan sets out seven long-term commitments and aspirations to help Britain prosper, covering the areas where the Group can make the biggest difference for its customers.  We are the first UK bank to launch such a plan and it directly supports our strategy of being the best bank for customers.  This strategy is already proving successful as shown by the improvement in customer service scores across our channels since December 2013, with our Net Promoter Scores increasing by 6 per cent.

We are actively supporting sustainable growth in the UK economy through the provision of a focused range of products and services to our personal and business customers.  Gross new mortgage lending was £9.8 billion in the first quarter of 2014, of which £2.6 billion was lent to over 20,000 first-time buyers.  We are strong supporters of the UK government's Help to Buy scheme and have so far lent £416 million to mortgage applicants under this scheme in 2014, of which £342 million was to first-time buyers.

For our commercial customers, we have increased net lending to SMEs by 5 per cent, or £1.3 billion, in the last 12 months, significantly ahead of the market which contracted by 3 per cent.  We also increased lending to mid markets in the same period and supported around 29,000 business start-ups in the first quarter.  We continue to lead the market in the utilisation of the UK government's Funding for Lending scheme, and, as at the end of the first quarter of 2014, our current eligible balances under the scheme stood at approximately £91 billion.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

Continued re-shaping of the Group to increase our focus on our core UK franchise
We have continued to reshape our business and focus on our strong core franchise in the UK.  We reduced the run-off portfolio by £3.6 billion in the first quarter, and as a result, are well on track to achieve our end 2014 target reduction in this portfolio of around £10 billion to approximately £23 billion.  We completed the disposals of Heidelberger Leben, Scottish Widows Investment Partnership and our stake in Sainsbury's Bank in the first quarter.

Following the launch of TSB Bank in the second half of 2013, we have continued to prepare for an IPO of the TSB business.  We are now well placed, subject to final regulatory approval and market conditions, to launch the IPO in the summer of this year.

Well positioned to make further progress in the remainder of 2014
Our simple, UK focused, low risk and low cost model is founded on creating value for customers and helping Britain prosper, and is well positioned to support and benefit from continued recovery in the UK economy and to make further progress in the remainder of 2014.  Our priority is now moving from reshaping and strengthening the Group, to further simplifying it and maximising our growth potential, to ensure that we continue to create sustainable value for both our customers and our shareholders.

António Horta-Osório
Group Chief Executive

UNDERLYING BASIS CONSOLIDATED INCOME STATEMENT

	Three months ended 31 Mar 2014	Three months ended 31 Mar 2013	Change	Three months ended 31 Dec 2013	Change
	£ million	£ million	%	£ million	%

Net interest income	2,811	2,552	10	2,918	(4)
Other income	1,718	1,857	(7)	1,754	(2)
Total underlying income excluding St. James's Place	4,529	4,409	3	4,672	(3)
St. James's Place	−	480		114
Total underlying income	4,529	4,889	(7)	4,786	(5)
Total costs	(2,298)	(2,408)	5	(2,525)	9
Impairment	(431)	(1,002)	57	(521)	17
Underlying profit	1,800	1,479	22	1,740	3
Asset sales, liability management and volatile items	120	1,073		(468)
Simplification and TSB costs	(466)	(409)		(323)
Legacy items	−	−		(2,130)
Other items	(85)	(103)		(98)
Profit (loss) before tax - statutory	1,369	2,040		(1,279)
Taxation	(207)	(500)		197
Profit (loss) for the period	1,162	1,540		(1,082)

Earnings (loss) per share	1.6p	2.2p	(0.6)p	(1.5)p	3.1p

Banking net interest margin	2.32%	1.96%	36bp	2.29%	3bp
Average interest-earning banking assets	£491.5bn	£520.3bn	(6)	£501.9bn	(2)
Cost:income ratio (excluding St. James's Place)	50.7%	53.6%	(2.9)pp	54.0%	(3.3)pp
Asset quality ratio	0.35%	0.80%	(45)bp	0.40%	(5)bp
Return on risk-weighted assets	2.71%	1.96%	75bp	2.55%	16bp

BALANCE SHEET AND KEY RATIOS

	At 31 Mar 2014	At 31 Dec 2013	Change %

Loans and advances to customers1	£490.6bn	£495.2bn	(1)
Customer deposits2	£443.6bn	£438.3bn	1
Loan to deposit ratio	111%	113%	(2)pp
Total assets	£842.4bn	£847.0bn	(1)
Run-off assets	£29.7bn	£33.3bn	(11)
Wholesale funding	£130.0bn	£137.6bn	(6)
Wholesale funding <1 year maturity	£42.0bn	£44.2bn	(5)
Risk-weighted assets3	£267.2bn	£272.1bn	(2)
Pro forma fully loaded common equity tier 1 ratio4	10.7%	10.3%	0.4pp
Pro forma fully loaded Basel III leverage ratio4,5	4.5%	3.8%	0.7pp
Pro forma fully loaded CRD IV leverage ratio4	4.1%	3.4%	0.7pp

Net tangible assets per share	50.7p	48.5p	2.2p

1	Excludes reverse repos of £nil (31 December 2013: £0.1 billion).
2	Excludes repos of £2.9 billion (31 December 2013: £3.0 billion).
3
31 December 2013 comparatives have been restated to reflect the impact of CRD IV rules as at 1 January 2014.  Risk-weighted assets previously quoted under rules prevailing at 31 December 2013 were £263.9 billion.

4
31 March 2014 pro forma ratios include the impact of AT1 issuance, pension curtailment and an additional dividend from Insurance, following the completed sale of Heidelberger Leben in March 2014.  31 December 2013 pro forma ratios included the benefit of the sales of Heidelberger Leben, Scottish Widows Investment Partnership and our 50 per cent stake in Sainsbury's Bank.

5	Estimated in accordance with January 2014 revised Basel III leverage ratio framework.

CHIEF FINANCIAL OFFICER'S REVIEW OF FINANCIAL PERFORMANCE

Overview: significantly improved underlying profitability and balance sheet further strengthened
In the first quarter of 2014, our continued successful execution of the Group's strategy resulted in further improvements in our underlying profitability and returns.  Underlying profit grew 22 per cent to £1,800 million with the movement in total income more than offset by the 5 per cent reduction in costs and the 57 per cent improvement in impairments.  Excluding St. James's Place, which benefited our 2013 numbers, underlying income was up 3 per cent at £4.5 billion and underlying profits were up 73 per cent.  Statutory profit before tax was £1,369 million compared to £2,040 million in the first quarter of 2013, which included gains on the sale of government securities of £776 million.

We further strengthened the Group's balance sheet and reduced risk with the Group's pro forma fully loaded common equity tier 1 ratio improving by 40 basis points to 10.7 per cent and our pro forma fully loaded Basel III leverage ratio increasing 70 basis points to 4.5 per cent, while strong deposit growth and progress on the run-off portfolio resulted in a further reduction in the loan to deposit ratio to 111 per cent.

Total underlying income

	Three months ended 31 Mar 2014	Three months ended 31 Mar 2013	Change	Three months ended 31 Dec 2013	Change
	£ million	£ million	%	£ million	%

Net interest income	2,811	2,552	10	2,918	(4)
Other income	1,718	1,857	(7)	1,754	(2)
Total underlying income excluding St. James's Place	4,529	4,409	3	4,672	(3)
St. James's Place	−	480		114
Total underlying income	4,529	4,889	(7)	4,786	(5)

Banking net interest margin	2.32%	1.96%	36bp	2.29%	3bp
Average interest-earning banking assets	£491.5bn	£520.3bn	(6)	£501.9bn	(2)
Loan to deposit ratio	111%	119%	(8)pp	113%	(2)pp

Total underlying income decreased 7 per cent, or £360 million, to £4,529 million, principally driven by the effect of disposals completed in 2013.  Excluding St. James's Place effects, total underlying income increased 3 per cent, with strong growth in net interest income more than offsetting the reduction in other income.

Net interest income increased 10 per cent to £2,811 million reflecting an improved net interest margin, partly offset by reduced net interest income from the run-off portfolio.  The net interest margin for the first quarter of 2014 was 2.32 per cent, up 36 basis points compared to the same period in 2013.  This was driven by improved deposit pricing and lower funding costs, partly offset by pressure on asset prices.  We have now improved our guidance for full year 2014 net interest margin to be around 2.40 per cent.  This is an increase of around 10 basis points on previous guidance, and reflects the benefits from the offers for the Enhanced Capital Notes (ECNs) and better than expected deposit and asset trends.

Excluding St. James's Place, other income reduced by £139 million, or 7 per cent, to £1,718 million.  The reduction partly reflects a smaller run-off portfolio and the effect of business disposals.  Commercial Banking performed resiliently in a challenging Markets environment, whilst Insurance was affected by the implementation of a cap on corporate pension fees (£100 million) and higher weather-related claims (£40 million) due to floods and storms in the first part of the year, although this impact was partly mitigated by the benefit of higher yielding assets and higher than expected returns (together £90 million).

CHIEF FINANCIAL OFFICER'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Total costs

	Three months ended 31 Mar 2014	Three months ended 31 Mar 2013	Change	Three months ended 31 Dec 2013	Change
	£ million	£ million	%	£ million	%

Total costs	2,298	2,408	5	2,525	9
Cost:income ratio (excluding St. James's Place)	50.7%	53.6%	(2.9)pp	54.0%	(3.3)pp
Cost:income ratio	50.7%	49.3%	1.4pp	52.8%	(2.1)pp
Simplification savings annual run-rate	1,584	1,007	57	1,457	9

Total costs fell 5 per cent compared to the same quarter last year, driven by savings from Simplification initiatives, disposals and the reduction in the run-off portfolio, partly offset by inflation and increased investment in the business.  Costs excluding St. James's Place were down 3 per cent and the cost:income ratio excluding St. James's Place reduced 2.9 percentage points to 50.7 per cent.  We continue to expect costs to reduce in 2014 to around £9.0 billion, excluding TSB running costs.

The Group has made good progress on Simplification with annual run-rate cost savings of £1,584 million achieved by 31 March 2014, and we remain on track to achieve our £2.0 billion target by the end of 2014.

Impairment

	Three months ended 31 Mar 2014	Three months ended 31 Mar 2013	Change	Three months ended 31 Dec 2013	Change
	£ million	£ million	%	£ million	%

Total impairment charge	431	1,002	57	521	17
Asset quality ratio	0.35%	0.80%	(45)bp	0.40%	(5)bp
Group impaired loans as a % of closing advances	5.7%	8.0%	(230)bp	6.3%	(60)bp
Group provisions as a % of impaired loans	51.1%	51.0%	10bp	50.1%	100bp

The impairment charge was 57 per cent lower with improved performance across all the main lending portfolios and in the run-off portfolio.  The reduction reflects the Group's effective portfolio management, prudent credit risk appetite, the improving economic conditions and the continued low interest rate environment.  The asset quality ratio (impairment charge as a percentage of average advances) was 35 basis points, reflecting these factors, provision releases and the reduction in the run-off portfolio.  Given this strong performance, we have improved our guidance for the full year 2014 asset quality ratio to around 45 basis points, from 50 basis points previously.

Impaired loans as a percentage of closing advances reduced from 6.3 per cent at the end of December 2013 to 5.7 per cent at the end of March 2014 driven by reductions in the continuing and run-off portfolios.  Provisions as a percentage of impaired loans increased from 50.1 per cent to 51.1 per cent.

CHIEF FINANCIAL OFFICER'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Statutory profit
Statutory profit before tax was £1,369 million in the first quarter of 2014.  Further detail on the reconciliation of underlying to statutory results is included on page 13.

	Three months ended 31 Mar 2014	Three months ended 31 Mar 2013	Change	Three months ended 31 Dec 2013	Change
	£ million	£ million	%	£ million	%

Underlying profit	1,800	1,479	22	1,740	3
Asset sales, liability management and volatile items:
Asset sales	126	47		(50)
Sale of government securities	−	776		1
Liability management	−	(87)		(45)
Own debt volatility	200	(19)		(54)
Other volatile items	(2)	(101)		(214)
Volatility arising in insurance businesses	(64)	462		31
Fair value unwind	(140)	(5)		(137)
	120	1,073		(468)
Simplification and TSB costs:
Simplification costs	(294)	(214)		(222)
TSB costs	(172)	(195)		(101)
	(466)	(409)		(323)
Legacy items:
Payment Protection Insurance provision	−	−		(1,800)
Other regulatory provisions	−	−		(330)
	−	−		(2,130)
Other items:
Amortisation of purchased intangibles	(85)	(103)		(98)
	(85)	(103)		(98)
Profit (loss) before tax - statutory	1,369	2,040	(33)	(1,279)
Taxation	(207)	(500)		197
Profit (loss) for the period	1,162	1,540	(25)	(1,082)
Earnings (loss) per share	1.6p	2.2p	(0.6)p	(1.5)p	3.1p

Asset sales, liability management and volatile items
The net gain from asset sales in the first quarter included £105 million on completion of the sale of Scottish Widows Investment Partnership.  Positive own debt volatility of £200 million largely reflected changes in the value of the ECN embedded derivative, and negative insurance volatility of £64 million primarily reflected lower returns from equities compared to long-term expectations.

Simplification and TSB costs
Simplification programme costs in the first quarter were £294 million, with £1,985 million spent in total on the programme at the end of the quarter.  The Group continues to progress the European Commission (EC) mandated business disposal of TSB, with an Initial Public Offering (IPO) of the business planned for the summer of this year, subject to regulatory approval and market conditions.  TSB costs in the first quarter totalled £172 million and included build and dual running costs.  From inception to the end of March 2014, costs have totalled £1,640 million.

CHIEF FINANCIAL OFFICER'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Payment Protection Insurance
No further provision was taken in the first quarter of 2014.  Average monthly complaint volumes (excluding complaints where no PPI was held) were approximately 42,000 in the first quarter of 2014, which is marginally above the fourth quarter of 2013 and our projections.  The impact of the higher level of complaints has been broadly offset by lower than anticipated uphold rate and average redress costs, leaving total costs in line with our expectations.  Total costs incurred in the quarter were £526 million, including £159 million of administration costs.  At 31 March 2014, £2,281 million of the total provision of £9,825 million remained unutilised.

Taxation
The tax charge for the quarter was £207 million, reflecting a lower effective tax rate than the UK corporation tax rate as a result of tax exempt gains on sales of businesses.

Capital ratios and risk-weighted assets

	At 31 Mar 2014	At 31 Dec 2013	Change %

Pro forma fully loaded common equity tier 1 capital ratio1	10.7%	10.3%	0.4pp
Pro forma total capital ratio1,2	19.5%	18.8%	0.7pp
Pro forma fully loaded Basel III leverage ratio1,3	4.5%	3.8%	0.7pp
Pro forma fully loaded CRD IV leverage ratio1	4.1%	3.4%	0.7pp
Fully loaded common equity tier 1 capital ratio	10.8%	10.0%	0.8pp
Risk-weighted assets2	£267.2bn	£272.1bn	(2)
Shareholders' equity	£40.6bn	£39.0bn	4

1
31 March 2014 pro forma ratios include the impact of AT1 issuance, pension curtailment and an additional dividend from Insurance, following the completed sale of Heidelberger Leben in March 2014.  31 December 2013 pro forma ratios included the benefit of the sales of Heidelberger Leben, Scottish Widows Investment Partnership and our 50 per cent stake in Sainsbury's Bank.

2	31 December 2013 comparatives have been restated to reflect the impact of CRD IV rules as at 1 January 2014.
3	Estimated in accordance with January 2014 revised Basel III leverage ratio framework.

The Group continued to strengthen its capital position, with the pro forma fully loaded common equity tier 1 ratio increasing to 10.7 per cent, driven by underlying earnings, further dividends from the Insurance business and a continued reduction in risk-weighted assets.  The Group's pro forma total capital position remains strong at 19.5 per cent and the offers for the ECNs have also substantially improved the quality of our overall capital position.

Risk-weighted assets have reduced in the period primarily due to disposals and external economic factors.

Shareholders' equity has increased as a result of retained profits and net positive reserve movements principally on the cash flow hedge reserves, partly offset by an increase in the net pension deficit.

The Group's pro forma fully loaded leverage ratio increased to 4.5 per cent, from 3.8 per cent at 31 December 2013 on a Basel III basis and to 4.1 per cent from 3.4 per cent on a CRD IV basis.  Both of these ratios exceed the Basel Committee's proposed minimum of 3 per cent applicable from 2018.

Transitional capital ratios are shown in Appendix 4 of this release.

CHIEF FINANCIAL OFFICER'S REVIEW OF FINANCIAL PERFORMANCE (continued)

ECN exchange offers
As a result of the offers launched in the first quarter and completed in April, the Group has met the medium-term Additional Tier 1 requirement under the new capital framework established under CRD IV.  Under the combined offers, the Group repurchased the equivalent of £5 billion (nominal) of ECNs and issued £5.35 billion of new AT1 securities.

In addition to delivering the Group's medium-term AT1 requirement, the combined offers also increased the Group's pro forma leverage ratios by approximately 50 basis points, improved the Group's rating agency metrics, and are expected to benefit the Group's net interest margin in 2014 by approximately 7 basis points.  Coupon payments on the new AT1 securities will be accounted for as distributions from reserves.

The exchanges will result in an accounting charge of approximately £1.3 billion in the second quarter.  This, taken together with the £0.2 billion positive volatility attributable to the ECN equity conversion derivative recognised in the first quarter, will result in a net charge of approximately £1.1 billion.  The accounting charge has reduced the Group's first quarter pro forma fully loaded CET1 capital ratio by approximately 50 basis points.

Changes to the Group's Defined Benefit pension schemes
As a result of the announced changes to the Group's Defined Benefit pension schemes and other actions, the Group expects to recognise a gain of approximately £0.7 billion, to be reported outside of the Group's underlying results in the second quarter.  These changes are also expected to result in a reduced level of volatility in the value of the Group's Defined Benefit pension schemes in the future.  The gain from these changes will benefit the Group's fully loaded CET1 capital ratio by approximately £0.7 billion or 24 basis points, and this benefit is included in the Group's pro forma capital ratios.

Funding and liquidity

	At 31 Mar 2014	At 31 Dec 2013	Change %
	£bn	£bn

Loans and advances to customers1	490.6	495.2	(1)
Loans and advances to customers (excluding run-off)1	465.5	467.5	−
Run-off assets	29.7	33.3	(11)
Non-retail run-off assets	22.0	25.0	(12)
Funded assets	504.0	510.2	(1)
Customer deposits2	443.6	438.3	1
Wholesale funding	130.0	137.6	(6)
Wholesale funding <1 year maturity	42.0	44.2	(5)
Of which money-market funding <1 year maturity3	18.8	21.3	(12)
Loan to deposit ratio	111%	113%	(2)pp
Primary liquid assets	98.9	89.3	11
On balance sheet LCR eligible liquid assets	95.0	88.9	7

1	Excludes reverse repos of £nil (31 December 2013: £0.1 billion).
2	Excludes repos of £2.9 billion (31 December 2013: £3.0 billion).
3	Excludes balances relating to margins of £2.4 billion (31 December 2013: £2.3 billion) and settlement accounts of £1.2 billion (31 December 2013: £1.3 billion).

Loans and advances were 1 per cent lower at £490.6 billion with growth in our key customer segments more than offset by the reduction in the run-off portfolio and repayments in Global Corporates.

CHIEF FINANCIAL OFFICER'S REVIEW OF FINANCIAL PERFORMANCE (continued)

SME lending in the first quarter grew by £0.4 billion to £27.6 billion, growing 5 per cent year-on-year against a market which contracted 3 per cent.  Mortgage lending increased by £0.1 billion, with a £0.8 billion increase in the first quarter in books open to new business being partly offset by a reduction of £0.7 billion in specialist books.  Year-on-year growth in books open to new business was 2 per cent.  Gross new mortgage lending was £9.8 billion.  UK Asset Finance loans and advances increased 16 per cent reflecting strong growth in both the underlying business and also in the new Jaguar Land Rover book following the deal announced this year.

Run-off assets were £29.7 billion at the end of March 2014, down 11 per cent, or £3.6 billion, since the end of December 2013.  This reduction was primarily within the higher risk non-retail element of the portfolio, which now stands at £22 billion, and is expected to reduce to around £15 billion by the end of 2014.

Customer deposits grew by 1 per cent to £443.6 billion, with good growth in relationship deposits partly offset by a reduction in tactical brands.  The reduction in loans and advances and increased deposits resulted in an improvement of two percentage points in the loan to deposit ratio to 111 per cent.  These movements also enabled a reduction in the level of wholesale funding of a further £7.6 billion in the quarter, to £130.0 billion, with 68 per cent of the Group's wholesale funding having a maturity of greater than one year.

The Group's liquidity position remains strong, with primary liquid assets of £98.9 billion (31 December 2013: £89.3 billion).  Primary liquid assets represent approximately 5.3 times our money-market funding with a maturity of less than one year, and are approximately 2.4 times our short-term wholesale funding, providing a substantial buffer in the event of market dislocation.  In addition to primary liquid assets, the Group has significant secondary liquidity holdings of £109.1 billion (31 December 2013: £105.4 billion).  Total liquid assets represent approximately 5.0 times our short-term wholesale funding.

Conclusion
The Group delivered strong underlying and statutory profit in the first quarter, with growth in net interest income and net interest margin, and further reductions in costs and impairments, partly offset by a challenging other income environment and the effect of disposals.  The continued progress in reducing balance sheet risk and in strengthening of the Group's capital and leverage ratios supports the Group in becoming a low risk bank with a strong and sustainable earnings outlook, well positioned to support the UK economic recovery.  Accordingly, we continue to expect to apply to the PRA in the second half to restart dividend payments.

George Culmer
Chief Financial Officer

STATUTORY CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended 31 Mar 2014	Three months ended 31 Mar 2013
	£ million	£ million

Interest and similar income	4,922	5,383
Interest and similar expense	(2,204)	(4,926)
Net interest income	2,718	457
Fee and commission income	939	1,158
Fee and commission expense	(293)	(405)
Net fee and commission income	646	753
Net trading income	1,698	12,893
Insurance premium income	1,996	2,105
Other operating income	506	1,858
Other income	4,846	17,609
Total income	7,564	18,066
Insurance claims	(2,935)	(12,167)
Total income, net of insurance claims	4,629	5,899
Regulatory provisions	−	−
Other operating expenses	(2,910)	(3,000)
Total operating expenses	(2,910)	(3,000)
Trading surplus	1,719	2,899
Impairment	(350)	(859)
Profit before tax	1,369	2,040
Taxation	(207)	(500)
Profit for the period	1,162	1,540

Profit attributable to non-controlling interests	14	15
Profit attributable to equity shareholders	1,148	1,525
Profit for the period	1,162	1,540
Basic earnings per share	1.6p	2.2p
Diluted earnings per share	1.6p	2.2p

SUMMARY CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 Mar 2014	At 31 Dec 2013
	£ million	£ million
Assets
Cash and balances at central banks	51,946	49,915
Trading and other financial assets at fair value through profit or loss	146,272	142,683
Derivative financial instruments	29,890	33,125
Loans and receivables:
Loans and advances to banks	19,603	25,365
Loans and advances to customers	490,583	495,281
Debt securities	1,190	1,355
	511,376	522,001
Available-for-sale financial assets	46,048	43,976
Other assets	56,878	55,330
Total assets	842,410	847,030

Liabilities
Deposits from banks	11,916	13,982
Customer deposits	446,531	441,311
Trading and other financial liabilities at fair value through profit or loss	50,642	43,625
Derivative financial instruments	26,530	30,464
Debt securities in issue	81,723	87,102
Liabilities arising from insurance and investment contracts	111,065	110,758
Subordinated liabilities	31,814	32,312
Other liabilities	41,225	48,140
Total liabilities	801,446	807,694

Shareholders' equity	40,611	38,989
Non-controlling interests	353	347

Total equity and liabilities	842,410	847,030

APPENDIX 1

RECONCILIATION BETWEEN STATUTORY AND UNDERLYING BASIS RESULTS

The tables below set out a reconciliation from the statutory results to the underlying basis results, the principles of which are set out on the inside front cover.

		Removal of:
31 March 2014	Lloyds Banking Group statutory	Acquisition related and other items1	Volatility arising in insurance businesses	Insurance gross up	Fair value unwind	Underlying basis
	£m	£m	£m	£m	£m	£m

Net interest income	2,718	6	−	(62)	149	2,811
Other income, net of insurance claims	1,911	(328)	64	32	39	1,718
Total underlying income	4,629	(322)	64	(30)	188	4,529
Operating expenses	(2,910)	572	−	30	10	(2,298)
Impairment	(350)	(23)	−	−	(58)	(431)
Profit	1,369	227	64	−	140	1,800

		Removal of:
31 March 2013	Lloyds Banking Group statutory	Acquisition related and other items2	Volatility arising in insurance businesses	Insurance gross up	Fair value unwind	Underlying basis
	£m	£m	£m	£m	£m	£m

Net interest income	457	(39)	−	1,975	160	2,553
Other income, net of insurance claims	5,442	(598)	(462)	(2,034)	(12)	2,336
Total underlying income	5,899	(637)	(462)	(59)	148	4,889
Operating expenses	(3,000)	512	−	59	21	(2,408)
Impairment	(859)	21	−	−	(164)	(1,002)
Profit (loss)	2,040	(104)	(462)	−	5	1,479

1
Comprises the effects of asset sales (gain of £126 million), volatile items (gain of £198 million), Simplification costs related to severance, IT and business costs of implementation (£294 million), EC mandated retail business disposal costs (£172 million) and the amortisation of purchased intangibles (£85 million).

2
Comprises the effects of asset sales (gain of £823 million), volatile items (loss of £120 million), liability management (loss of £87 million), Simplification costs (£214 million), EC mandated retail business disposal costs (£195 million) and the amortisation of purchased intangibles (£103 million).

APPENDIX 2

QUARTERLY UNDERLYING BASIS INFORMATION

Group	Quarter ended 31 Mar 2014	Quarter ended 31 Dec 2013	Quarter ended 30 Sept 2013	Quarter ended 30 June 2013	Quarter ended 31 Mar 2013
	£ million	£ million	£ million	£ million	£ million

Net interest income	2,811	2,918	2,761	2,653	2,553
Other income	1,718	1,868	1,794	1,922	2,336
Total underlying income	4,529	4,786	4,555	4,575	4,889
Total underlying income excl. SJP	4,529	4,672	4,537	4,525	4,409
Total costs	(2,298)	(2,525)	(2,361)	(2,341)	(2,408)
Impairment	(431)	(521)	(670)	(811)	(1,002)
Underlying profit	1,800	1,740	1,524	1,423	1,479

Banking net interest margin	2.32%	2.29%	2.17%	2.06%	1.96%
Asset quality ratio	0.35%	0.40%	0.51%	0.57%	0.80%
Return on risk-weighted assets	2.71%	2.55%	2.14%	1.93%	1.96%
Cost:income ratio (excl. SJP)	50.7%	54.0%	52.0%	51.7%	53.6%
Cost:income ratio	50.7%	52.8%	51.8%	51.2%	49.3%

APPENDIX 3

FINANCIALS ON RUN-OFF PORTFOLIO

Run-off portfolio	Quarter ended 31 Mar 2014
£ million

Net interest income	(29)
Other income	128
Total underlying income	99
Total underlying income excl. SJP	99
Total costs	(102)
Impairment	(180)
Underlying loss	(183)

Total assets	29.7
Risk-weighted assets	29.4

Loan to deposit ratio (Group excl. run-off)	106%

The run-off portfolio comprises non-retail assets and international retail books.  The remainder of the previously reported non-core portfolio has been transferred into the Consumer Finance (Black Horse and Dutch mortgages book) and Retail (closed UK Specialist mortgage book) divisions.

APPENDIX 4

TRANSITIONAL CAPITAL RATIOS

	At 31 Mar 2014	At 31 Dec 2013	Change %

Common equity tier 1 capital ratio1	10.9%	10.1%	0.8pp
Tier 1 capital ratio1	12.3%	11.5%	0.8pp
Total capital ratio1	19.1%	18.5%	0.6pp
Pro forma common equity tier 1 capital ratio1,2	10.8%	10.3%	0.5pp
Pro forma CRD IV leverage ratio1,2	4.6%	4.0%	0.6pp
Pro forma Basel III leverage ratio2,3	5.1%	4.4%	0.7pp

1	31 December 2013 comparatives have been restated to reflect the impact of CRD IV rules as at 1 January 2014.
2
31 March 2014 pro forma ratios include the impact of AT1 issuance, pension curtailment and an additional dividend from Insurance, following the completed sale of Heidelberger Leben in March 2014.  31 December 2013 pro forma ratios included the benefit of the sales of Heidelberger Leben, Scottish Widows Investment Partnership and our 50 per cent stake in Sainsbury's Bank.

3	Estimated in accordance with January 2014 revised Basel III leverage ratio framework.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Charles King
Investor Relations Director
020 7356 3537
charles.king@finance.lloydsbanking.com

Douglas Radcliffe
Head of Operations and Reporting
020 7356 1571
douglas.radcliffe@finance.lloydsbanking.com

CORPORATE AFFAIRS
Matthew Young
Group Corporate Affairs Director
020 7356 2231
matt.young@lloydsbanking.com

Ed Petter
Group Media Relations Director
020 8936 5655
ed.petter@lloydsbanking.com

Copies of this interim management statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group's website - www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh EH1 1YZ
Registered in Scotland no. SC95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 01 May 2014